UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  November 4, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _______	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited
(Registrant)

Date: November 4, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

Date:	October 27, 2010
3Q	RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

TECK REPORTS THIRD QUARTER RESULTS FOR 2010

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced adjusted quarterly earnings of $467 million, or $0.79 per share, for the third quarter of 2010. Our operating profit before depreciation was approximately $1.2 billion and EBITDA was $912 million in the third quarter.

Don Lindsay, President and CEO said, "We are pleased to report record revenues of $2.5 billion for the third quarter of 2010. The ramp-up of production at our concentrate project at the Carmen de Andacollo copper mine in Chile progressed well and we achieved commercial production seven months after start-up, with the operating results to be included in our earnings starting October 1. We also continued to strengthen our balance sheet during the quarter by refinancing a portion of our high-yield notes with an average maturity of six years with investment grade notes of an average maturity of 18 years. This will result in a reduction in our interest expense of approximately US$85 million per year.”

Highlights and Significant Items

•
Operating profit before depreciation in the third quarter was $1.2 billion compared with $969 million last year. On a year-to-date basis, operating profit before depreciation was $3.1 billion compared with $2.6 billion in 2009.

•	EBITDA for the 12 months ended September 30, 2010 was $4.3 billion.

•
In October, we declared that commercial production was achieved at the Carmen de Andacollo’s copper concentrate project marking the completion of project development, commissioning and operational ramp-up of the new facility. Effective October 1, 2010, operating results will be credited to earnings. The project will increase the company’s total copper production by 70,000 tonnes from approximately 270,000 tonnes to approximately 340,000 tonnes on an annualized basis.

•	Coal sales in the third quarter were negatively affected by temporary capacity constraints at Westshore Terminals. Third quarter sales of 5.5 million tonnes were below our previous

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

	Marcia Smith, VP Corporate Affairs	604.699.4616

Additional corporate information is available on the Internet at http://www.teck.com guidance of 5.8 to 6.2 million tonnes. Sales for the calendar year are expected to be in the range of 23.0 to 23.8 million tonnes compared with our previously announced guidance of 23.5 to 24.5 million tonnes.

•
We have agreed on prices with the majority of our contract coal customers for the fourth quarter of 2010 with pricing generally at US$209 per tonne for our highest quality products. We expect our weighted average selling prices for the fourth quarter to be in the range of US$200 to US$205 per tonne.

•
In early October, we announced that we had entered into a 10-year agreement with Canadian Pacific Railway Limited to transport coal from our five mines in southeast British Columbia to Vancouver port areas. The commercial terms of the agreement are confidential and include commitments by CP to provide capacity necessary for us to realize our coal growth strategy and to deliver increased production on a timely basis to our key markets.

•
During the quarter, we issued US$1.45 billion of long-term investment grade unsecured notes to replace a portion of the high-yield notes issued in May, 2009. These transactions will reduce our future interest expense by approximately US$85 million per year and resulted in high-yield notes with an average maturity of six years being replaced with investment grade notes with an average maturity of 18 years. This refinancing resulted in a $340 million after-tax charge to earnings in the third quarter. An additional $68 million charge will be recorded in the fourth quarter, as a portion of the transaction was completed in the fourth quarter.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

	Marcia Smith, VP Corporate Affairs	604.699.4616

Additional corporate information is available on the Internet at http://www.teck.com

This management’s discussion and analysis is dated as at October 26, 2010 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (Teck) and the notes thereto for the nine months ended September 30, 2010 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2009. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2009, is available on SEDAR at www.sedar.com. This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Earnings, Adjusted Earnings and Comparative Earnings*

Adjusted earnings, which excludes the effect of certain transactions described in the table below, were $467 million, or $0.79 per share, for the third quarter of 2010 compared with $337 million, or $0.59 per share last year. The higher adjusted earnings were due to significantly higher coal prices and higher base metal prices. This was partially offset by the effect of a weaker US dollar and lower copper product sales in the period prior to the start of commercial production for the Carmen de Andacollo concentrate project. Earnings attributable to shareholders of the company were $331 million, or $0.56 per share, in the third quarter compared with $609 million or $1.07 per share in the same period last year. Our third quarter earnings included a $340 million charge related to the refinancing of a portion of our debt. Last year, third quarter earnings included a $311 million foreign exchange gain on our US dollar denominated debt compared with $26 million this year.

	Three months ended September 30		Nine months ended September 30
($ in millions)	2010	2009	2010	2009

Earnings attributable to shareholders as reported (note 1)	$331	$609	$1,499	$1,420
Add (deduct):
Asset and investment sale gains	(127)	(3)	(766)	(184)
Foreign exchange gains on net debt	(26)	(311)	(40)	(526)
Derivative (gains) losses	(51)	(16)	(67)	40
Refinancing items	340	26	369	113
Asset impairment included in equity earnings	-	58	-	71
Tax items	-	-	-	(30)
Earnings from discontinued operations	-	(26)	-	(86)
Adjusted earnings	467	337	995	818
Negative (positive) pricing adjustments (note 2)	(62)	(67)	(15)	(146)

Comparative net earnings	$405	$270	$980	$672

(1)	Earnings attributable to shareholders are earning less minority interests in earnings.
(2)	See FINANCIAL INSTRUMENTS AND DERIVATIVES section for further information.

*
Our financial results are prepared in accordance with Canadian GAAP (“GAAP”). This news release refers to adjusted net earnings, comparative net earnings, EBITDA, operating profit and operating profit before depreciation and pricing adjustments, which are not measures recognized under GAAP in Canada or the United States and do not have a standardized meaning prescribed by GAAP. For adjusted net earnings and comparative net earnings, we adjust earnings attributable to shareholders as reported to remove the effect of certain kinds of transactions in these measures. EBITDA is earnings attributable to shareholders before interest and financing expenses, income taxes, depreciation and amortization. Operating profit is revenues less operating expenses and depreciation and amortization. Operating profit before depreciation and pricing adjustments is operating profit with depreciation, amortization and pricing adjustments added or deducted as appropriate. Pricing adjustments are described under the heading “Average Prices and Exchange Rates” below. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

	Marcia Smith, VP Corporate Affairs	604.699.4616

Additional corporate information is available on the Internet at http://www.teck.com

Business Unit Results

Our third quarter business unit results are presented in the table below.

Three months ended September 30
($ in millions)	Revenues		Operating profit before depreciation and pricing adjustments		Operating profit
	2010	2009	2010	2009	2010	2009

Copper	$639	$642	$306	$308	$310	$298
Coal	1,150	869	622	389	491	236
Zinc	731	620	204	159	204	160
Total	$2,520	$2,131	$1,132	$856	$1,005	$694

Revenues

Revenues from operations were a record $2.5 billion in the third quarter compared with $2.1 billion a year ago. Revenue from our copper business unit remained similar to a year ago as significantly higher copper prices were offset by an 18% reduction in sales volumes. Coal revenues increased by $281 million compared with the third quarter of 2009, which reflected significantly higher coal prices, partly offset by slightly lower sales volumes. Revenues from our zinc business unit increased by $111 million, primarily due to higher zinc and lead prices and higher sales volumes. The effect of the weaker US dollar partly offset the impact of higher commodity prices in each of our business units.

Copper Business Unit

Operating profit from our copper business unit was $310 million in the third quarter compared with $298 million in 2009. Copper prices rose in the third quarter resulting in pre-tax positive pricing adjustments of $70 million similar to $72 million in the third quarter of 2009. Operating profit from our copper business unit, before depreciation and pricing adjustments, of $306 million in the third quarter was similar to $308 million a year ago. Copper prices in the third quarter averaged US$3.29 per pound, 24% higher than the same period a year ago. The higher copper price was primarily offset by lower sales volumes and the effect of the weaker US dollar in the period compared with a year ago. Copper sales volumes were 18% lower than a year ago due to lower production from Highland Valley Copper and the timing of deliveries to customers from each of our mines.

Coal Business Unit

Operating profit from our coal business unit in the third quarter was $491 million compared with $236 million last year primarily due to significantly higher coal prices, partially offset by the effect of a weaker US dollar and higher unit cost of product sold. Coal prices were significantly higher and averaged US$200 (C$208) per tonne in the quarter compared with US$137 (C$152) per tonne in the same period a year ago. Average US dollar selling prices reflect the change to quarterly pricing and higher prevailing prices in the third quarter of 2010 compared with the lower contract price settlements for the 2009 coal year that ran April 1, 2009 to March 31, 2010,

4	Teck Resources Limited 2010 Second Quarter Shareholder Report

which were negotiated in the midst of the global economic crisis. Despite strong demand from our steelmaking customers, sales volumes decreased to 5.5 million tonnes in the third quarter compared with 5.7 million tonnes in the same quarter a year ago due largely to congestion and coal loading problems at Westshore Terminals. Unit cost of product sold, before transportation and depreciation charges, was $62 per tonne compared with $54 per tonne in the same quarter of 2009 due primarily to higher strip ratios and higher diesel fuel prices.

Zinc Business Unit

Operating profit from our zinc business unit was $204 million in the third quarter compared with $160 million in the same period last year. Zinc prices rose during the third quarter resulting in pre-tax positive pricing adjustments of $26 million compared with $35 million in the same period a year ago. Operating profit from our zinc business unit, before depreciation and pricing adjustments, was also $204 million in the third quarter compared with $159 million a year ago as a result of higher zinc and lead prices combined with increased sales volumes from our Red Dog mine. Following the sale of a one-third interest in the Waneta Dam in February of this year, we no longer sell significant quantities of power. Operating profits from these sales were $8 million in the third quarter of 2009.

Our year-to-date business unit results are presented in the table below.

($ in millions)	Revenues		Operating profit before depreciation and pricing adjustments		Operating profit
	2010	2009	2010	2009	2010	2009

Copper	$1,758	$1,497	$1,017	$663	$833	$639
Coal	3,136	2,697	1,569	1,423	1,146	1,059
Zinc	1,636	1,313	449	312	372	259
Total	$6,530	$5,507	$3,035	$2,398	$2,351	$1,957

Average Prices and Exchange Rates*

	Three months ended			Nine months ended
	September 30			September 30
	2010	2009	% Change	2010	2009	% Change

Copper (LME Cash - US$/pound)	3.29	2.65	+24%	3.25	2.12	+53%
Coal (realized - US$/tonne)	200	137	+46%	175	164	+7%
Zinc (LME Cash - US$/pound)	0.91	0.80	+14%	0.96	0.67	+43%
Silver (LME PM fix – US$/ounce)	19	15	+27%	18	14	+29%
Molybdenum (published price - US$/pound)	15	15	-%	16	11	+45%
Lead (LME Cash - US$/pound)	0.92	0.87	+6%	0.94	0.70	+34%
Cdn/U.S. exchange rate (Bank of Canada)	1.04	1.10	-5%	1.04	1.17	-11%

*     Except for coal prices, the average commodity prices disclosed above are based on published benchmark prices and are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the price published in Platts Metals Week.

Sales of metals in concentrate are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually

5	Teck Resources Limited 2010 Second Quarter Shareholder Report

occurs upon shipment. However, final pricing is typically not determined until a subsequent date, usually in the following quarter. Accordingly, revenue in a quarter is based on current prices for sales settled in the quarter and ongoing pricing adjustments from sales that are still subject to final pricing. These pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The extent of the pricing adjustments also takes into account the actual price participation terms as provided in certain concentrate sales agreements. In the third quarter of 2010, we had positive pricing adjustments of $96 million ($62 million after non-controlling interests and taxes) compared with $107 million ($67 million after non-controlling interests and taxes) in the third quarter last year. The amount consists of $34 million ($21 million after-tax) on sales from the previous quarter and $62 million ($41 million after-tax) on sales that were initially recorded at the average price for the month of shipment and subsequently revalued at quarter end forward curve prices.

The table below outlines our outstanding receivable positions, which were provisionally valued at June 30, 2010, the pounds of metal included in the June 30 receivables and settled in the third quarter, and our receivable positions provisionally valued at September 30, 2010.

	Outstanding at		Settled during		Outstanding at
	June 30, 2010		the third quarter		September 30, 2010
(pounds in millions)	Pounds	US$/lb	Pounds	US$/lb	Pounds	US$/lb

Copper	90	2.96	85	3.33	77	3.65
Zinc	112	0.77	107	0.88	145	0.99
Lead	-	-	-	-	72	0.92

Cash Flow from Operations

Cash flow from operations, before changes in non-cash working capital items, was $818 million in the third quarter compared with $584 million a year ago. The increase in cash flow from a year ago was due to higher operating cash flow from our coal business as a result of significantly higher coal prices.

Changes in non-cash working capital items resulted in a use of cash of $88 million in the third quarter compared with $188 million source of cash in the same period a year ago. Our increase in working capital requirement was in part the result of higher receivable balance due to higher commodity prices and the timing of sales and receipts. In addition, we did not draw on our facilities for factoring on coal receivables at September 30. We had factored receivables of $150 million at June 30. This contributed significantly to the growth of our receivables balance and use of working capital in the third quarter.

6	Teck Resources Limited 2010 Second Quarter Shareholder Report

BUSINESS UNIT RESULTS

The table below shows our share of production and sales of our major commodities.

	Units (000's)	Production				Sales
		Third Quarter		Year-to-date		Third Quarter		Year-to-date
		2010	2009	2010	2009	2010	2009	2010	2009

Principal products

Copper (notes 1 & 2)
Contained in concentrate	tonnes	44	50	135	150	48	58	137	155
Cathode	tonnes	23	26	72	79	23	28	75	73
		67	76	207	229	71	86	212	228

Coal	tonnes	5,450	5,331	17,081	13,576	5,531	5,708	17,217	14,399

Zinc
Contained in concentrate	tonnes	162	182	492	522	193	191	455	439
Refined	tonnes	69	56	208	174	70	59	206	179

Other products
Lead
Contained in concentrate	tonnes	27	32	93	96	86	72	89	73
Refined	tonnes	17	19	59	57	16	19	57	56

Molybdenum
Contained in concentrate	pounds	2,214	1,890	5,892	5,594	1,922	2,068	5,796	5,718

(1)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

(2)
Excludes pre-commercial production and sales volumes from Carmen de Andacollo. Production of copper contained in concentrate during the pre-commercial start-up period was 11,900 tonnes in the third quarter and 20,700 tonnes on a year-to-date basis. Pre-commercial sales volumes of copper contained in concentrate was 10,600 tonnes in the third quarter and 16,600 tonnes on a year-to-date basis. The proceeds from these sales were not recognized in revenue, but were netted against capital costs, less related production costs.

7	Teck Resources Limited 2010 Second Quarter Shareholder Report

REVENUES AND OPERATING PROFIT
QUARTER ENDED SEPTEMBER 30

Our revenue, operating profit before depreciation and pricing adjustments and operating profit by business unit for the quarter ended September 30 are summarized in the table below:

($ in millions)	Revenues		Operating profit (loss) before depreciation, amortization and pricing adjustments		Operating profit (loss) (note 1)
	2010	2009	2010	2009	2010	2009

Copper
Highland Valley Copper	$229	$259	$101	$108	$117	$124
Antamina	193	166	106	88	127	112
Quebrada Blanca	156	147	83	80	56	45
Carmen de Andacollo	22	26	4	14	-	4
Duck Pond	39	44	12	18	10	13
	639	642	306	308	310	298

Coal (note 2)	1,150	869	622	389	491	236

Zinc
Trail	340	298	18	36	6	23
Red Dog	442	367	188	123	199	138
Other	8	14	1	3	2	2
Inter-segment sales	(59)	(59)	(3)	(3)	(3)	(3)
	731	620	204	159	204	160

TOTAL	$2,520	$2,131	$1,132	$856	$1,005	$694

(1)	After depreciation, amortization and pricing adjustments.
(2)
Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River mines, have a 95% partnership interest in the Elkview mine and an 80% joint venture interest in the Greenhills mine.

8	Teck Resources Limited 2010 Second Quarter Shareholder Report

REVENUES AND OPERATING PROFIT
NINE MONTHS ENDED SEPTEMBER 30

Our revenue, operating profit before depreciation and pricing adjustments and operating profit by business unit are summarized in the table below:

($ in millions)	Revenues		Operating profit (loss) before depreciation, amortization and pricing adjustments		Operating profit (loss) (note 1)
	2010	2009	2010	2009	2010	2009

Copper
Highland Valley Copper	$623	$599	$354	$214	$298	$270
Antamina	476	430	305	226	294	278
Quebrada Blanca	501	318	298	162	212	69
Carmen de Andacollo	62	71	25	36	9	4
Duck Pond	96	79	35	25	20	18
	1,758	1,497	1,017	663	833	639

Coal (note 2)	3,136	2,697	1,569	1,423	1,146	1,059

Zinc
Trail	1,091	871	103	106	66	67
Red Dog	671	552	333	212	293	199
Other	27	39	5	3	5	2
Inter-segment sales	(153)	(149)	8	(9)	8	(9)
	1,636	1,313	449	312	372	259

TOTAL	$6,530	$5,507	$3,035	$2,398	$2,351	$1,957

(1)	After depreciation, amortization and pricing adjustments.
(2)
Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River mines, have a 95% partnership interest in the Elkview mine and an 80% joint venture interest in the Greenhills mine.

9	Teck Resources Limited 2010 Second Quarter Shareholder Report

COPPER

Highland Valley Copper (97.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

Tonnes milled (000's)	10,823	10,640	31,376	32,645

Copper
Grade (%)	0.26	0.32	0.27	0.31
Recovery (%)	86.0	89.0	86.9	86.4
Production (000's tonnes)	24.1	30.0	74.6	87.6
Sales (000's tonnes)	23.9	33.9	74.9	89.6

Molybdenum
Production (million pounds)	1.9	1.5	4.9	4.5
Sales (million pounds)	1.5	1.7	4.9	4.5

Cost of sales ($ millions)
Operating costs	$78	$103	$229	$255
Distribution costs	$8	$9	$24	$23
Depreciation and amortization	$26	$23	$72	$51

Operating profit summary ($ millions)
Before depreciation, amortization and price adjustments	$101	$108	$354	$214
Price adjustments – positive (negative)	42	39	16	107
Depreciation and amortization	(26)	(23)	(72)	(51)
After depreciation, amortization and price adjustments	$117	$124	$298	$270

Highland Valley Copper’s third quarter operating profit was $101 million, before depreciation and pricing adjustments, similar to $108 million a year ago. Copper sales in the third quarter were 30% lower than the same period a year ago, which reflected the timing of deliveries to customers and lower production levels as further described below. The lower copper sales were primarily offset by significantly higher copper prices in the period compared with the third quarter of 2009.

Copper production of 24,100 tonnes was 20% lower than the same period last year primarily due to significantly lower ore grades as a result of the mix of ore feeds available and geotechnical constraints in the Valley pit. Molybdenum production increased by 27% compared to a year ago to 1.9 million pounds due to higher grades and recoveries.

10	Teck Resources Limited 2010 Second Quarter Shareholder Report

Stripping of the overburden waste and installation of a comprehensive dewatering system on the east wall of the Valley pit continues to progress on schedule. This work will continue into the first half of 2011 in preparation for the placement of a rock buttress to stabilize the east wall for future ore production.

Highland Valley’s production is expected to be at similar levels in the fourth quarter, finishing the year at approximately 100,000 tonnes of copper contained in concentrate and 6.5 million pounds of molybdenum. In 2011, production is anticipated to be in the range of 100,000 to 110,000 tonnes of copper and 9 million pounds of molybdenum.

11	Teck Resources Limited 2010 Second Quarter Shareholder Report

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

Tonnes milled (000's)
Copper-only ore	4,849	4,342	13,102	12,020
Copper-zinc ore	4,192	3,979	14,058	12,591

	9,041	8,321	27,159	24,611
Copper (note 1)
Grade (%)	0.93	1.10	0.98	1.17
Recovery (%)	82.0	81.6	81.1	81.8
Production (000's tonnes)	71.2	74.6	217.8	234.5
Sales (000's tonnes)	85.2	78.8	222.5	241.6

Zinc (note 1)
Grade (%)	2.58	3.06	2.63	2.92
Recovery (%)	85.6	86.1	84.6	83.5
Production (000's tonnes)	87.7	109.6	308.7	310.6
Sales (000's tonnes)	84.1	107.5	321.9	295.0

Molybdenum
Production (million pounds)	1.4	1.5	4.4	4.7
Sales (million pounds)	1.9	1.7	4.2	5.3

Cost of sales (US$ millions)
Operating costs	$149	$105	$402	$311
Distribution costs	$24	$26	$75	$73
Royalties and other costs (note 2)	$61	$53	$166	$111
Depreciation and amortization	$29	$25	$69	$74

Operating profit summary (our 22.5% share) ($ millions)
Before depreciation, amortization and price adjustments	$106	$88	$305	$226
Price adjustments – positive (negative)	27	29	5	69
Depreciation and amortization	(6)	(5)	(16)	(17)
After depreciation, amortization and price adjustments	$127	$112	$294	$278

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty in connection with the acquisition of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

12	Teck Resources Limited 2010 Second Quarter Shareholder Report

Our 22.5% share of Antamina’s operating profit, before depreciation and pricing adjustments, was $106 million in the third quarter compared with $88 million in the same period a year ago. Higher base metal prices compared with the third quarter of 2009 contributed to the higher operating profit.

Tonnes milled in the third quarter increased by 9% compared with a year ago. The mix of mill feed in the third quarter was 54% copper-only ore and 46% copper-zinc ore, similar to a year ago. Copper production of 71,200 tonnes was 5% lower than the same period a year ago, primarily as a result of the mining of lower grade sections of the mine. Zinc production of 87,700 tonnes was 20% lower than a year ago due principally to lower specific zinc ore grades.

The Antamina expansion project cost forecast remains at US$1.3 billion. The project is approximately 30% complete at this time. A portion of the project will expand the concentrator throughput from 90,000 tonnes per day to 130,000 tonnes per day. The expansion of the concentrator is scheduled for completion near the end of 2011.

Antamina’s production is expected to be at similar levels in the fourth quarter, finishing the year at approximately 295,000 tonnes of copper contained in concentrate and 375,000 tonnes of zinc contained in concentrate. In 2011, production is anticipated to be approximately 350,000 of copper and 200,000 tonnes of zinc, as a higher proportion of copper ores are mined and processed, and less copper-zinc ores.

13	Teck Resources Limited 2010 Second Quarter Shareholder Report

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

Tonnes placed (000's)
Heap leach ore	1,930	1,704	5,940	5,588
Dump leach ore	5,848	3,384	13,061	7,588

	7,778	5,088	19,001	13,176
Grade (TCu%) (note 1)
Heap leach ore	0.81	1.05	0.90	1.15
Dump leach ore	0.42	0.52	0.47	0.53

Production (000's tonnes)
Heap leach ore	12.2	15.5	41.9	46.9
Dump leach ore	8.5	6.0	22.7	18.0

	20.7	21.5	64.6	64.9

Sales (000's tonnes)	20.7	23.8	67.1	59.3

Cost of sales (US$ million)
Operating costs	$68	$55	$189	$124
Distribution costs	$2	$2	$7	$6
Depreciation and amortization	$26	$34	$83	$82

Operating profit summary ($ millions) (note 2)
Before depreciation, amortization and price adjustments	$83	$80	$298	$162
Price adjustments – positive (negative)	-	2	-	3
Depreciation and amortization	(27)	(37)	(86)	(96)
After depreciation, amortization and price adjustments	$56	$45	$212	$69

(1)	TCu% is the percent assayed total copper grade.
(2)	Results do not include a provision for the 23.5% non-controlling interest in Quebrada Blanca.

Quebrada Blanca’s third quarter operating profit, before depreciation and pricing adjustments, of $83 million was similar to $80 million in the third quarter of 2009. Higher copper prices in the period were offset by lower sales volumes and higher operating costs.

Copper production in the third quarter of 20,700 tonnes was 4% lower than a year ago, primarily due to abnormally low temperatures, which caused recovery problems in the solvent extraction plant. Sales volumes of 20,700 tonnes in the third quarter were 13% lower than the same period last year due to timing of customer deliveries.

14	Teck Resources Limited 2010 Second Quarter Shareholder Report

On a year-to-date basis, operating profits increased significantly as a result of high sales volumes and prices.

Cost of sales in the third quarter were US$68 million compared with US$55 million a year ago due to a 20% increase in tonnes mined to offset lower ore grades, higher consumption of operating supplies, and timing of maintenance costs.

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

Tonnes placed (000's)
Heap leach ore	805	987	2,209	2,825
Dump leach ore	1	178	116	778

	806	1,165	2,325	3,603
Grade (TCu%) (note 1)
Heap leach ore	0.45	0.48	0.46	0.58
Dump leach ore	0.37	0.25	0.43	0.29

Copper production (000's tonnes)
Cathodes	2.4	4.0	7.6	14.0
Contained in concentrate (note 3)	11.9	-	20.7	-

	14.3	4.0	28.3	14.0

Copper sales (000's tonnes)
Cathodes	2.9	4.2	8.3	13.2
Contained in concentrate (note 3)	10.6	-	16.6	-

	13.5	4.2	24.9	13.2
Cost of sales (US$ million)
Operating costs	$16	$10	$35	$27
Distribution costs	$-	$-	$1	$2
Depreciation and amortization	$4	$9	$15	$28

Operating profit (loss) summary ($ millions) (note 2)
Before depreciation, amortization and price adjustments	$4	$14	$25	$36
Price adjustments – positive (negative)	-	-	-	1
Depreciation and amortization	(4)	(10)	(16)	(33)
After depreciation, amortization and price adjustments	$-	$4	$9	$4

(1)	TCu% is the percent assayed total copper grade.
(2)	Results do not include a provision for the 10% non-controlling interest in Andacollo.
(3)	Pre-commercial production and sales volumes. The receipt of sales revenues less production costs were netted against capital costs.

15	Teck Resources Limited 2010 Second Quarter Shareholder Report

Carmen de Andacollo’s operating profit, before depreciation and pricing adjustments, was $4 million in the third quarter compared with $14 million in the same period last year. Significantly lower sales volumes of copper cathode and higher operating costs, partially offset by higher copper prices, resulted in the lower operating profit.

As planned, copper cathode production of 2,400 tonnes in the third quarter was 40% lower than a year ago as the mine is transitioning from the supergene deposit to the primary hypogene deposit. Cathode sales volumes of 2,900 tonnes in the third quarter were approximately 30% lower than the same period last year, reflecting decreased production levels. Cost of sales in the third quarter were US$16 million compared with US$10 million a year ago due to additional tonnes mined, increased power costs and the effect of a stronger Chilean peso.

The concentrate project was declared to have reached commercial production on October 1, 2010. The final project cost was approximately US$440 million. The mine life is estimated to be approximately 20 years, with anticipated average annual production of 80,000 tonnes of copper and 55,000 ounces of gold in concentrate over the first 10 years of operation. In the first quarter of 2010, Royal Gold acquired an interest on 75% of the mine’s gold production.

During the ramp-up period, the receipts from incidental sales of copper in concentrate of 16,600 tonnes less production costs were netted against capital costs of the project resulting in a $18 million credit against project costs. As a consequence of achieving full production, results from the concentrate project will be included in earnings beginning October 1, 2010.

Duck Pond (100%)

Duck Pond’s operating profit, before depreciation and pricing adjustments, was $12 million in the third quarter compared with $18 million in the same period last year. The lower operating profit is a result of lower sales compared to the corresponding period last year, partially offset by higher metal prices. Copper and zinc production in the third quarter was 3,800 tonnes and 4,900 tonnes of contained metal, respectively, compared with 3,300 tonnes and 6,000 tonnes respectively last year. Copper and zinc sales in the third quarter was 4,400 tonnes and 4,800 tonnes of contained metal, respectively, compared with 6,700 tonnes and 5,300 tonnes respectively last year.

Copper Development Projects

Engineering studies continue for the Quebrada Blanca concentrate project. The work includes infill drilling to update the resource model, metallurgical test work to confirm the process flow sheet, a series of studies to determine water use, plant location and the preparation of preliminary estimates of capital and operating costs. By the end of the third quarter, an additional 12,900 metres of infill drilling was completed in the hypogene deposit for a total of approximately 37,300 meters in 2010. Capitalized drilling and other costs in the third quarter were $6 million and $20 million on a year-to-date basis.

On the Relincho project, a pre-feasibility study commenced in the second quarter with completion expected in the first half of 2011.

At Galore Creek, a pre-feasibility study is currently being prepared so that updated capital and operating cost estimates can be prepared for the project. The study is expected to be completed mid-2011.

16	Teck Resources Limited 2010 Second Quarter Shareholder Report

COAL

Teck Coal (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

Production (000's tonnes)	5,450	5,331	17,081	13,576

Sales (000's tonnes)	5,531	5,708	17,217	14,399

Average sale price
US$/tonne	$200	$137	$175	$164
C$/tonne	$208	$152	$182	$187

Operating expenses (C$/tonne)
Cost of product sold	$62	$54	$60	$56
Transportation	$33	$30	$31	$33
Depreciation and amortization	$24	$27	$24	$25

Operating profit summary ($ millions)
Before depreciation and amortization	$622	$389	$1,569	$1,423
Depreciation and amortization	(131)	(153)	(423)	(364)
After depreciation and amortization	$491	$236	$1,146	$1,059

The results presented are for Teck’s interests in six operating mines. Operating profit, before depreciation, in the third quarter was $622 million compared with $389 million last year due primarily to significantly higher US dollar selling prices, partially offset by foreign exchange effects and higher unit cost of product sold before transportation and depreciation charges.

Despite strong demand from our steelmaking customers, sales volumes decreased to 5.5 million tonnes for the third quarter compared with 5.7 million tonnes in the same quarter of the prior year due largely to congestion and coal loading issues at Westshore Terminals. Shipments through Westshore were affected by the port not operating at its stated annual capacity of 29 million tonnes during the quarter. Westshore is working to resolve these capacity constraints. The strike at the Coal Mountain mine that began on August 6, 2010 and ended on September 29, 2010 reduced our production volumes in the quarter by approximately 300,000 tonnes. The June 2010 explosion in the Greenhills mine processing plant did not have a significant impact on our third quarter production or sales volumes. The rebuilt Greenhills coal dryer is expected to begin commissioning in December 2010, but the mine will continue to ship higher moisture coal in the interim, utilizing antifreeze agents, as necessary, during periods of freezing weather. We currently expect our 2010 calendar sales volume to be approximately 23.0 to 23.8 million tonnes.

17	Teck Resources Limited 2010 Second Quarter Shareholder Report

Average US dollar selling prices reflect the change to quarterly pricing and higher prevailing prices in the third quarter of 2010 compared with the lower contract price settlements for the 2009 coal year that ran April 1, 2009 to March 31, 2010, which were negotiated in the midst of the global economic crisis. The change to quarterly contract pricing in 2010 combined with our continued sales into new markets such as China results in our 2010 sales revenue more closely reflecting prevailing market prices in each quarter. We have agreed prices with substantially all of our contract customers for the quarter that commenced October 1. Prices at or above US$209 per tonne for our highest quality products are consistent with prices reportedly achieved by our competitors. We currently expect our average selling prices for the fourth quarter to be in the range of US$200 to US$205 per tonne, which reflects a range of coal products of various qualities.

Unit cost of product sold, before transportation and depreciation charges, was $62 per tonne compared with $54 per tonne in the same quarter of 2009 due primarily to higher strip ratios and higher diesel fuel prices. External contractor costs have also increased as a result of a number of projects undertaken to maximize our production levels and improve our business, as opposed to the cost reduction and cash conservation measures that were undertaken in 2009 in response to the global economic crisis. We currently expect unit cost of product sold to be in the range of $56 to $58 per tonne for calendar 2010, which is consistent with our previous guidance.

The increase in unit transportation costs for the third quarter compared with the same quarter in 2009 primarily reflects higher port throughput charges at Westshore Terminals, a portion of which remain linked to our average Canadian dollar selling prices for a portion of our tonnage until March 31, 2011, and higher vessel demurrage costs due to the loading delays at Westshore. These cost increases were partially offset by lower ocean freight rates for the portion of our sales that are made inclusive of ocean freight. We currently expect unit transportation costs to be in the range of $30 to $33 per tonne for calendar 2010, which is consistent with our previous guidance.

On October 6, 2010, we announced a new 10-year agreement with Canadian Pacific Railway Limited (“CP”) to transport coal from our five mines in southeast British Columbia westbound for export. The new agreement commences April 1, 2011. The commercial terms of the agreement are confidential and include commitments by CP to provide capacity necessary for us to realize our growth strategy in coal and to deliver increased production on a timely basis to our key markets. It also includes a high degree of information sharing and collaboration around coal volume requirements. The agreement results in CP transporting a higher proportion of our westbound shipments directly to port, but retains our ability to interchange a portion of our shipments to the Canadian National Railway for delivery to Neptune Terminals in North Vancouver.

The feasibility study to potentially re-open the Quintette mine in northeast British Columbia is ongoing, with expected completion of the study by the fourth quarter of 2011.

Work is ongoing to develop and implement selenium management plans for each of our six operating mines in accordance with the recommendations of a panel of independent experts commissioned by Teck to review selenium management in the Elk Valley.

18	Teck Resources Limited 2010 Second Quarter Shareholder Report

ZINC

Red Dog (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

Tonnes milled (000's)	959	890	2,737	2,499

Zinc
Grade (%)	17.2	20.6	18.1	20.9
Recovery (%)	82.5	82.3	82.4	82.6
Production (000's tonnes)	137.0	150.8	407.8	431.2
Sales (000's tonnes)	169.9	162.1	368.4	350.2

Lead
Grade (%)	4.9	5.8	5.5	5.7
Recovery (%)	55.7	61.7	61.5	66.7
Production (000's tonnes)	26.3	31.8	92.6	95.1
Sales (000's tonnes)	86.3	71.8	89.1	71.8

Cost of sales (US$ millions)
Operating costs	$90	$91	$144	$132
Distribution costs	$41	$38	$75	$73
Royalties (NANA and State)	$89	$62	$107	$58
Depreciation and amortization	$14	$18	$38	$48

Operating profit summary ($ millions)
Before depreciation, amortization and price adjustments	$188	$123	$333	$212
Pricing adjustments – positive (negative)	26	35	-	43
Depreciation and amortization	(15)	(20)	(40)	(56)
After depreciation, amortization and price adjustments	$199	$138	$293	$199

Red Dog's operating profit, before depreciation and pricing adjustments, was $188million in the third quarter compared with $123 million in the same period last year. Higher zinc and lead prices in the third quarter combined with higher sales volumes, due to timing of shipments, contributed to the increased operating profit.

Zinc production in the third quarter was 9% lower than last year at 137,000 tonnes. Although milled tonnage increased by 8%, zinc and lead production decreased due to lower ore grades mined. Lead production of 26,300 tonnes was 17% lower than the same period a year ago.

19	Teck Resources Limited 2010 Second Quarter Shareholder Report

Zinc ore grades were 17% lower in the third quarter compared with the same period a year ago as mining has been taking place at the edges of the main pit, which has made ore and waste separation difficult when mining.

We expect the average zinc ore grade to improve to 19.8% in 2011. Ore from Aqqaluk will account for approximately 65% of total throughput in 2011.

Red Dog’s 2010 shipping season was completed on October 22, 2010 following the shipment of 1,035,000 tonnes of zinc concentrate and 235,000 tonnes of lead concentrate. This compares with 1,025,000 tonnes of zinc concentrate and 220,000 tonnes of lead concentrate for the 2009 shipping season. Zinc and lead sales volumes in the fourth quarter of 2010 are estimated to be 190,000 tonnes and 42,000 tonnes of metal contained in concentrate, respectively.

In December 2009, the State of Alaska issued a certification under Section 401 of the US Clean Water Act of the NPDES Permit to be issued by the United States Environmental Protection Agency (“EPA”). In January 2010, the EPA released the Aqqaluk Supplemental Environmental Impact Statement (“SEIS”) and, simultaneously, issued a new water discharge permit for the mine under the National Pollutant Discharge Elimination System (“NPDES”). As a result of an appeal of the State Section 401 Certification, the conditions of the new permit governing effluent limitations for lead, selenium, zinc, cyanide and total dissolved solids (“TDS”) were stayed pending resolution of the appeal by the Environmental Appeal Board ("EAB"). In March 2010, those limitations were withdrawn by the EPA to allow them additional time to consider arguments raised by the appeal and to discuss these issues with the State of Alaska. We are in discussions with the State and EPA regarding reinstatement of the withdrawn limits. Until a permit with attainable limits is issued, the corresponding provisions of our existing permit will remain in effect. The existing permit contains an effluent limitation for TDS that the mine cannot meet. The mine will however discharge water in accordance with limits found in the SEIS to be fully protective of the environment and which are consistent with the court-imposed interim discharge limits already applicable to the mine under a 2008 settlement agreement.

We continue to work with regulators to finalize a renewed water discharge permit for Red Dog. We believe that the regulatory process has been appropriate and robust and that a permit with appropriate effluent limitations will ultimately be issued. However, there can be no assurance that further appeals or permit uncertainty will not give rise to liability or impede mining activities or that permit conditions that ultimately issue will not impose significant costs on the Red Dog operation.

20	Teck Resources Limited 2010 Second Quarter Shareholder Report

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

Metal production
Zinc (000's tonnes)	68.4	55.8	207.8	173.5
Lead (000's tonnes)	17.0	19.0	58.9	57.1
Silver (million ounces)	4.8	4.6	16.1	12.4

Metal sales
Zinc (000's tonnes)	69.6	58.8	205.5	179.1
Lead (000's tonnes)	16.1	18.7	57.1	55.7
Silver (million ounces)	4.8	4.5	15.9	12.3

Power
Surplus power sold (GW.h )	27	341	195	1,041
Power price (US$/MW.h)	$33	$32	$43	$28

Cost of sales ($ millions)
Concentrate purchases	$210	$165	$653	$466
Operating costs	$90	$77	265	$230
Distribution costs	$22	$20	70	$69
Depreciation and amortization	$12	$13	37	$39

Operating profit summary ($ millions)
Before depreciation and amortization	$18	$36	$103	$106
Depreciation and amortization	(12)	(13)	(37)	(39)
After depreciation, amortization and price adjustments	$6	$23	$66	$67

Operating profit, before depreciation, at Trail operations declined to $18 million in the third quarter compared with $36 million in the same period last year.

Production of zinc in the quarter was 68,400 tonnes, 23% higher than the third quarter of 2009 due to production curtailments which began in late 2008 and continued through to the end of August, 2009. Production of lead was 17,000 tonnes, 11% lower than in the same period last year due to a two-week disruption to production caused by an unscheduled outage of the third party owned oxygen plant. Silver production of 4.8 million ounces in the third quarter was 4% higher than the same period a year ago, reflecting higher average silver content in feed material.

Higher commodity prices and increased sales volumes for zinc and silver resulted in additional revenues, but were offset by the higher cost of metal concentrates, lower treatment charges and the effect of the weaker US dollar. Surplus power profits declined by $8 million, reflecting the

21	Teck Resources Limited 2010 Second Quarter Shareholder Report

sale of a one-third interest in the Waneta Dam in the first quarter of 2010. Non-routine maintenance costs were $5 million higher than a year ago as a result of timing of projects and a higher level of activity.

Teck American continued studies under the 2006 settlement agreement with the US Environmental Protection Agency (“EPA”) to conduct a remedial investigation on the Upper Columbia River in Washington State.

Discovery and motion proceedings continue in the Lake Roosevelt litigation in the Federal District Court for the Eastern District of Washington. The first phase of the case, dealing with liability under CERCLA for cost recovery and natural resource damages, is scheduled to be tried in June 2011.

ENERGY

Fort Hills Project

Suncor, the operator and 60% partner is currently completing a review of the project, which Suncor has indicated should be complete during the fourth quarter of 2010. The timing of a final investment decision on the Fort Hills oil sands project remains uncertain.

Frontier and Equinox Projects

Engineering contracts were awarded during the first quarter and studies are ongoing on the Frontier Project which will include an option of developing Equinox as a satellite operation.

These studies are expected to form the basis for a planned regulatory application scheduled to be submitted in the second half of 2011.

During the 2010 winter drilling season 83 core holes were completed on the Frontier Project. Analytical testing and updating of the geological model are expected to be completed late in 2010.

Wintering Hills Project

On September 22, 2010 we signed a Joint Venture agreement with Suncor Energy Products Inc. to develop the Wintering Hills wind power project. Under the terms of the agreement, Suncor will own a 70% interest and operate the project and we will own the remaining 30%. We expect our total investment in connection with the project to be approximately $66 million. Construction on the project began in July and is expected to be complete by the end of 2011.

COSTS AND EXPENSES

General and administration expenses were $75 million in the third quarter compared with $57 million last year. The increase was primarily due to higher stock-based compensation that is linked to our share price. In the third quarter of 2010, general and administration expenses included a $41 million charge for stock based compensation compared with $29 million in 2009. Both were periods of significant increases in our share price.

22	Teck Resources Limited 2010 Second Quarter Shareholder Report

Our interest and financing expense was $136 million in the third quarter compared with $172 million a year ago. This decrease was primarily due to significantly lower debt levels. Our debt and interest charges are denominated in US dollars and fluctuations in the exchange rate also affect interest expense. A weaker US dollar also served to reduce these amounts in the third quarter compared with a year ago. Our recent debt refinancing transactions described below will reduce our interest expense. The full benefits of which will be fully reflected in our results beginning in the fourth quarter.

Other expenses, net of other income, were $201 million in the third quarter compared with net other income of $393 million last year. Significant items in the third quarter included a $400 million charge on the refinancing of our long-term debt. This was partly offset by gains on the sale of marketable securities and mineral properties. We realized a non-cash foreign exchange translation gain on our debt and working capital totalling $204 million, of which $26 million was recorded in other income and $178 million ($156 million after-tax) in other comprehensive income. The portion credited to other comprehensive income relates to that portion of our US dollar debt that is designated as a hedge against our investments in subsidiaries whose functional currency is the US dollar. Other expenses also included a $61 million gain on our derivative positions, primarily related to an increased value attributed to the embedded call option in our bonds.

Provision for Income and Resource Taxes

Income and resource taxes for the quarter were $222 million, or 38% of pre-tax earnings, which is significantly higher than the Canadian statutory tax rate. Our tax rate each period depends largely on the nature of our earnings and the jurisdictions in which they are earned. In general, mining income is subject to additional taxes while interest, overhead costs and capital items are subject to lower rates of tax. In the current quarter, our debt refinancing charges and derivative gains recover taxes at low capital gains rates. When combined with mining income, which is taxed at a higher rate, the result is a high blended tax rate. Our blended tax rate on earnings before debt refinancing and derivative gains was 31% in the quarter.

Income tax pools arising out of the Fording transaction currently shield us from cash income taxes, but not resource taxes, in Canada. Canadian Development Expenditure tax pools and tax loss carry forwards primarily generated by those pools are $10 billion at September 30, 2010. We remain subject to cash taxes in foreign jurisdictions and cash resource taxes in Canada.

During the quarter, the Chilean government passed temporary changes to income taxes rates, increasing first stage taxes with corresponding decreases in second stage repatriation taxes, while the overall income tax rate remains constant. While these changes will hasten payment on a portion of our Chilean income taxes, the effect is not expected to be significant. In October, the Chilean Congress approved changes to additional taxes specific to the mining industry, introducing progressive tax rates based on operating margins. We are currently assessing the impact of these changes to our Chilean operations.

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity continued to improve during the third quarter. This was a result of the cash flow derived from our operations and the refinancing of a portion of our long-term debt.

23	Teck Resources Limited 2010 Second Quarter Shareholder Report

During the third quarter we initiated two tender offers to acquire and cancel a portion of the high-yield notes issued in May 2009. We financed these tender offers with cash on hand and the issuance of new lower coupon notes maturing in 2017, 2021 and 2040. These transactions will reduce our future interest expense by approximately US$85 million per year and improve our total debt maturity profile by extending the average maturity from approximately 8 years to approximately 12 years. Upon completion of the second of these tender offers in October, our total debt balance was reduced to $5.7 billion. As a result, the effective interest rate on the US$1.45 billion of refinanced debt, which includes the amortization of premiums and discounts, will have been reduced from 12% to 5.17%.

The results of the tender offers and notes issues are summarized in the table below.

US$ million

Notes acquired and cancelled
9.75% notes due May 2014	$600
10.25% notes due May 2016	200
10.75% notes due May 2019	293

Third quarter total	1,093

10.75% notes due May 2019 acquired and cancelled in October, 2010	250

$1,343
Notes issued in the third quarter
3.85% notes due August 2017	$300
4.5% notes due January 2021	500
6% notes due August 2040	650

$1,450

Net proceeds from the notes issued, after underwriting discounts and expenses, were C$1.5 billion.

In the second quarter we increased our primary revolving bank credit facility from US$0.8 billion to US$1.0 billion and extended its maturity date. We now have committed bank credit facilities aggregating $1.304 billion, the majority of which mature in 2014. The current unused availability under these facilities, after drawn letters of credit, amounts to $1.164 billion. The cost of funds under our credit facilities depends in part on our credit ratings from time to time. Since December 31, 2009 there have been several upgrades to the credit ratings of Teck and its outstanding debt. Moody’s currently rates Teck as Baa3 with a positive outlook, Standard & Poor’s rates Teck as BBB with a stable outlook, Dominion Bond Rating Service rates Teck as BBB (low) with a positive trend and Fitch Ratings rates Teck as BBB- with a stable outlook. If our credit ratings were reduced to below investment-grade, the costs under our credit facilities would increase on a drawn and an undrawn basis.

Our net debt to net-debt-plus-equity ratio was 23% at September 30, 2010 compared with 31% at December 31, 2009. Our total debt balance was $5.9 billion at September 30, 2010 and our net debt balance was $4.8 billion.

24	Teck Resources Limited 2010 Second Quarter Shareholder Report

Our debt positions and credit ratios are summarized in the following table.

September 30, 2010		December 31, 2009

Fixed rate term notes	$5,545	$5,086
Term loan	-	2,325
Other	230	205
Total debt (US$ in millions)	$5,775	$7,616

Total debt (C$ in millions)	$5,943	$8,004

Cash balances (C$ in millions)	$1,177	$1,420

Net debt (C$ in millions)	$4,766	$6,584

Debt to debt-plus-equity	27%	36%

Net debt to net-debt-plus-equity	23%	31%

Cash flow from operations, before changes in non-cash working capital items, was $818 million in the third quarter compared with $584 million a year ago. The increase in cash flow from a year ago was due to higher operating cash from our coal business as a result of significantly higher coal prices.

Changes in non-cash working capital items resulted in a use of cash of $88 million in the third quarter compared with $188 million of a source of cash in the same period a year ago. Our increase in working capital requirement was in part the result of higher receivable balance due to higher sales volumes in particular commodities and the timing of sales and receipts. In addition, we did not factor our coal receivables at as September 30, compared to factored receivables of $150 million at June 30.

Expenditures on property, plant and equipment were $202 million in the third quarter and included $79 million on sustaining capital and $123 million on major development projects. The largest components of sustaining expenditures were at our coal operations, Red Dog and Quebrada Blanca. Major development expenditures included $38 million for preparatory stripping for Highland Valley Copper’s mine life extension project and $84 million at Teck Coal. The expenditures at our coal operations are largely to enable us to incrementally expand production at existing operations.

COMPREHENSIVE INCOME

We recorded comprehensive income of $322 million in the third quarter, consisting of $355 million of regular earnings and $33 million of other comprehensive losses. The most significant component of other comprehensive losses in the quarter was currency translation adjustments losses on self-sustaining foreign subsidiaries, which was partly offset by foreign exchange difference on debt designated as hedge of self-sustaining foreign subsidiaries. We also had unrealized gains on some marketable securities and realized gains on other investments which resulted in previously unrealized gains on these securities being transferred to earnings. Currency translation gains and losses are held in accumulated other comprehensive income, net of taxes, until they are realized at which time they are included in earnings. Unrealized gains

25	Teck Resources Limited 2010 Second Quarter Shareholder Report

and losses on the US dollar forward sales contracts, which are designated as cash flow hedges, are recorded in other comprehensive income until settlement. Marketable securities consist primarily of investments in publically traded companies with whom we partner in exploration or development projects.

OUTLOOK

The information below is in addition to the disclosure concerning specific operations included above in the Operations and Corporate Development sections of this document.

The markets in which we sell our products have generally improved in the current quarter and are moderately improved compared to this time last year. Base metal prices increased in the quarter and we continue to see good customer demand. Steel industry utilization rates in the OECD have stabilized, but at lower levels than prior to the global financial crisis in mid-2008. Continued steelmaking coal demand in China has resulted in increased total global demand. Spot prices for steelmaking coal, as reported by various trade publications, weakened for the first half of the quarter and then strengthened to end the quarter at approximately the same level as the start of the quarter. General economic conditions have improved compared to last year and financial and commodity market volatility has declined compared to earlier in the year. There is however still general market concern with the short and medium term global economic outlook. We continue to closely monitor these developments and their effect on our business.

Capital Expenditures

Our estimated capital expenditures for 2010 are approximately $890 million, including $385 million of sustaining capital expenditures and $505 million on development projects. Our estimated capital expenditures are lower than previous guidance levels primarily due to the timing of development project expenditure. We also expect to spend approximately $6 million on our share of costs for the Fort Hills oil sands project.

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in US dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our US dollar denominated debt is subject to revaluation based on changes in the Canadian/US dollar exchange rate. We have designated approximately $5 billion of our US dollar denominated debt as a hedge against our US dollar denominated foreign operations. As a result, any foreign exchange gains or losses arising on that amount of our debt are recorded in other comprehensive income with the remainder being charged to net earnings. As our US denominated debt had decreased significantly, gains or losses on exchange fluctuations have become less significant than in prior periods.

26	Teck Resources Limited 2010 Second Quarter Shareholder Report

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, forward sales contracts, prepayment rights on senior debt notes, and settlements receivable and payable. From time to time we may engage in simple derivative transactions such as forward swaps and options to manage our exposure to changes in market prices. These transactions may result in gains or losses depending on changes in market prices. The financial instruments and derivatives are all recorded at fair values on our balance sheet with gains and losses in each period included in other comprehensive income, net earnings from continuing operations and net earnings from discontinued operations as appropriate. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

The after-tax effect of financial instruments on our net earnings for the following periods is set out in the table below:

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

Price adjustments
On prior quarter sales	$21	$17	$(14)	$52
On current quarter sales	41	50	29	94
	62	67	15	146

Derivatives gains (losses)	51	16	67	(40)

	113	83	82	106
Amounts included in discontinued operations
Cajamarquilla sale price participation	-	2	-	6
Derivative losses	-	(3)	-	(9)

	-	(1)	-	(3)

Total	$113	$82	$82	$103

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) CHANGEOVER PLAN

Effective January 1, 2011 Canadian publicly listed entities will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), instead of current Canadian GAAP. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010.

Our IFRS conversion team identified four phases to our conversion: scoping and planning, detailed assessment, implementation and post-implementation. The scoping and planning and

27	Teck Resources Limited 2010 Second Quarter Shareholder Report

detailed assessment phases are complete and we are progressing through the implementation phase.

Implementation

To date we have identified implementation requirements to affect management’s preliminary accounting choices, developed sample financial statements including note disclosures and assessed key accounting policy decisions. We are in the process of finalizing our opening balance sheet as at January 1, 2010, preparing IFRS quarterly comparative figures for 2010, implementing business and internal control requirements and system changes and preparing other transitional reconciliations and disclosure requirements. During the third quarter our primary focus was on the quantification of opening balance adjustments and quarterly comparative figures for 2010. We also implemented a formal IFRS training program and substantially completed training session for key employees and senior management in different areas on the application of IFRS accounting policies and the potential impact on our consolidated financial statements.

Accounting Policies and Transitional Financial Position Impact

The discussion below outlines key Canadian GAAP to IFRS differences, our preliminary accounting policy decisions and IFRS 1, “First-Time Adoption of International Financial Reporting Standards” optional exemptions for significant or potentially significant areas that will have an impact on our financial statements on transition to IFRS or may have an impact in future periods. As a result of the analysis performed to date and the preliminary policy choices we are considering, we have calculated an estimated reduction in our shareholders’ equity of approximately $200 million as at January 1, 2010, with the more significant changes in the areas of employee benefits and decommissioning and restoration provisions (asset retirement obligations). This estimate is preliminary and is subject to change as we finalize our opening balance sheet analysis and accounting policy choices and as we continue to monitor the developing requirements of IFRS. The accounting policy and IFRS 1 optional exemption decisions are preliminary and are subject to change as we continue to review these policies internally.

The discussion below should not be regarded as a complete list of changes that will result from our transition to IFRS; it is intended to highlight those areas that we believe to be significant. Our assessments of the impacts of certain items are still in process and not all policy decisions have been finalized. Until we prepare our first set of financial statements under IFRS, we will not be able to determine or precisely quantify all of the impacts that will result from our transition to IFRS.

Employee benefits

IFRS 1 allows for an optional exemption on first-time adoption of IFRS to recognize all previously recorded unamortized actuarial gains and losses immediately in retained earnings on the transition date. If this exemption is not taken, actuarial gains and losses would have to be calculated under IFRS from the inception of each of our defined benefit pension and non-pension post-retirement benefit plans. We expect to take this exemption and recognize unamortized actuarial gains and losses into retained earnings for all defined benefit pension and non-pension post-retirement benefit plans on transition to IFRS. In addition, IAS 19 requires vested past service costs associated with defined benefit plans to be expensed immediately.

28	Teck Resources Limited 2010 Second Quarter Shareholder Report

Canadian GAAP requires the amortization of past service costs on a straight line basis over the average remaining service life of employees. Accordingly, on transition to IFRS, we will be required to recognize all deferred vested past service costs into retained earnings. International Financial Reporting Interpretations Committee (“IFRIC”) 14 limits the pension asset that may be recorded by an entity through an asset ceiling test and also requires adjustments to be made to the pension liability for minimum funding requirements. As a result of the IFRIC 14 requirements, we expect to record additional liabilities on transition to IFRS.

As a result of the preliminary policy choices we are considering and the analysis performed to date in the area of employee benefits we have calculated an estimated pre-tax reduction in our shareholders’ equity of approximately $470 million as at January 1, 2010.

Property, plant and equipment

IFRS provides a policy choice for an entity to either apply a historical cost model or a revaluation model in valuing property, plant and equipment. We expect to apply an accounting policy of measuring property, plant and equipment at historical cost. IFRS 1 provides an optional exemption on first-time adoption to measure an item of property, plant and equipment at the date of transition to IFRS at its fair value and use that fair value as its deemed cost. A first-time adopter can elect to use a previous GAAP revaluation of an item of property, plant and equipment at, or before, the date of transition to IFRS as the deemed cost at the date of revaluation if the revaluation was broadly comparable to fair value or cost or depreciated cost in accordance with IFRS. We plan to take this IFRS 1 exemption and use a previous Canadian GAAP revaluation as the deemed cost for certain property, plant and equipment that was impaired previously including Pend Oreille and Duck Pond. Under IFRS, where part of an item of property, plant and equipment has a cost that is significant in relation to the cost of the item as a whole, it must be componentized and depreciated separately from the remainder of the item. Canadian GAAP is similar to these requirements. We do not expect the impact of componentization or our other policy choices related to property, plant and equipment to have a material effect on our consolidated financial statements.

As a result of the preliminary policy choices we are considering and the analysis performed to date in the area of property, plant and equipment, we do not expect to record an adjustment in this area on transition to IFRS on January 1, 2010.

Impairment of long-lived assets

There are no policy choices available under IFRS for impairment of long-lived assets. However, there are differences between Canadian GAAP and IFRS in testing for impairment. Canadian GAAP uses a two-step approach to impairment testing for long-lived assets. Step one of the current Canadian GAAP impairment test, which uses undiscounted cash flows to identify possible impairments does not exist under IFRS. Instead, IAS 36 uses a one step approach for both identifying and measuring impairments, which is based on comparing the carrying value to the recoverable amount. The recoverable amount is the higher of fair value less selling costs and value in use, which is based on discounted cash flows. This may result in impairments under IFRS where they do not exist under Canadian GAAP. We do not expect impairment of property, plant and equipment to have an impact on our opening IFRS balance sheet; however, the requirements of IAS 36 could materially impact our financial statements in the future.

29	Teck Resources Limited 2010 Second Quarter Shareholder Report

In addition, under IAS 36 impairment losses recognized must be reversed if the circumstances leading to the impairment change and cause the impairment to be reduced. This is not permitted under Canadian GAAP. This applies to property, plant and equipment and exploration and evaluation assets. We expect to reverse an impairment charge on one of our exploration and evaluation assets on transition to IFRS. Accordingly, we have calculated an estimated pre-tax increase in our shareholders’ equity of approximately $20 million on January 1, 2010.

Borrowing costs

There are no policy choices available under IFRS for the capitalization of borrowing costs. IFRS requires borrowing costs to be capitalized on qualifying assets which take a substantial period of time to get ready for their intended use. IFRS does not permit the capitalization of borrowing costs relating to investments in associates. A weighted-average capitalization rate based on our outstanding third-party debt will be used to calculate the amount of borrowing costs to capitalize on a qualifying asset. Our accounting policy under Canadian GAAP is to capitalize interest on projects where we incurred debt directly related to the project. As a result of the requirement to capitalize borrowing costs under IFRS, we expect that we will capitalize more borrowing costs in future periods. On transition to IFRS, we also expect to write-off borrowing costs capitalized under Canadian GAAP that relate to an investment in an associate and accordingly we have calculated an estimated pre-tax reduction in our shareholder’s equity of approximately $55 million on January 1, 2010.

There is an IFRS 1 exemption for first-time adoption that allows an entity to select any date on or before the IFRS transition date to adopt the IFRS requirements for borrowing costs. We expect to take this exemption and select a date prior to our transition date of January 1, 2010. The date that we expect to select is June 1, 2009. Given the date we have selected, we do not expect to capitalize additional borrowing costs on transition for projects already in progress.

Accounting for joint ventures

Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method. IFRS currently provides a policy choice to either apply proportionate consolidation or the equity method of accounting to joint ventures. There is an expected change to IFRS that would only allow the equity method of accounting for jointly controlled entities. This change is not yet a requirement under IFRS and it is unclear when this change will be applicable. The potential change to IFRS will impact our current accounting treatment of proportionate consolidation of Antamina, if and when the new IFRS requirements become effective for our financial statements. We expect to continue to apply our existing accounting policy on transition to IFRS to proportionately consolidate jointly controlled entities. As a result, we expect to proportionately consolidate our investments in Antamina and Galore Creek. We do not expect this accounting policy choice to impact our shareholders’ equity on January 1, 2010.

Foreign currency translation

Under IFRS 1, a first-time adopter can elect to reset its cumulative translation account to zero on the transition date with the amount being adjusted to opening retained earnings. We expect to take this IFRS 1 election. Since this will be a reclassification between accumulated other comprehensive income and retained earnings and both accounts are within shareholders’ equity, there will be no net impact on the shareholders’ equity balance as at January 1, 2010. We have reviewed the functional currency of all of our subsidiaries and do not expect this assessment to have a significant impact on our consolidated financial statements on transition to IFRS.

30	Teck Resources Limited 2010 Second Quarter Shareholder Report

Decommissioning and restoration provisions

IFRS differs from Canadian GAAP in both the recognition and measurement of decommissioning and restoration provisions. The recognition criteria under IFRS are more encompassing through the inclusion of constructive obligations. Measurement differences relate to the nature of costs included in estimates of future cash flows to settle the obligation and the discount rate applied to future cash flows. We expect to record a reduction in our decommissioning and restoration provisions under IFRS primarily as a result of the application of a current discount rate to all estimated future cash flows.

IFRS 1 allows for an optional exemption on first-time adoption of IFRS to use a “short-cut” method to calculate the opening depreciated cost of the asset relating to the decommissioning and restoration provision under IFRS rather than recalculating the asset since its inception date under the provisions of IFRS. We expect to take this IFRS 1 exemption on transition to IFRS.

As a result of the preliminary policy choices we are considering and the analysis performed to date in the area of decommissioning and restoration provisions we have calculated an estimated pre-tax increase in our shareholders’ equity of approximately $160 million as at January 1, 2010.

Financial instruments

Under Canadian GAAP, when the quantity to be purchased (or notional amount) in a contract that otherwise meets the definition of a derivative is not specified or otherwise determinable, the arrangement does not meet the definition of a derivative. Under IFRS, there is no similar exclusion and as such, if the quantity to be purchased is not specified, a reliable estimate would be required and if a reliable estimate could not be made, the whole contract would be accounted for as a derivative. This could have an impact on our financial statements for contracts that meet the definition of a derivative but do not specify quantities and as a result, are not recorded as a derivative or embedded derivative under Canadian GAAP. We expect to record an additional embedded derivative as a result of this difference. The impact of recording this additional embedded derivative has been estimated as a pre-tax reduction of $30 million in shareholders’ equity.

For transitional purposes under Canadian GAAP, we elected to record embedded derivatives only for contracts entered into or substantially modified on or after January 1, 2003. This transitional provision does not exist under IFRS and accordingly, we are required to review all contracts entered into prior to this date that are still in existence to consider whether they contain embedded derivatives requiring separation and valuation. We do not expect to record additional embedded derivatives on transition to IFRS as a result of this review.

Income and resource taxes

Under IFRS, deferred taxes cannot be recognized for the acquisition of assets that do not constitute a business combination. There is no similar prohibition under Canadian GAAP. Accordingly, on transition to IFRS, we expect to reverse the deferred tax liability recorded on the acquisition of an asset in prior periods that did not constitute a business combination. There are also certain differences in the definition of what constitutes an income tax under IFRS and

31	Teck Resources Limited 2010 Second Quarter Shareholder Report

Canadian GAAP, which could potentially impact our financial statements on transition to IFRS. In addition, we expect to record changes in our uncertain tax positions as a result of the recognition and measurement differences between IFRS and Canadian GAAP.

As a result of the preliminary policy choices we are considering in the above noted areas and the analysis performed to date in the area of income and resource taxes, we have calculated an estimated tax impact of approximately $180 million, which will increase our shareholder’s equity as at January 1, 2010.

Control Activities

For all changes to policies and procedures that are identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures will be assessed and any changes implemented. In addition, controls over the IFRS changeover process will be implemented, as necessary. We have identified the required accounting process changes that result from the application of IFRS accounting policies and we do not expect these changes to be significant. We are currently completing the design, implementation and documentation of the internal controls over accounting process changes resulting from the application of IFRS accounting policies and expect to complete this process by the end of 2010. We are applying our existing control framework to the IFRS changeover process and do not anticipate significant changes. In 2010, all accounting policy changes and transitional financial position impacts will be subject to review by senior management and the Audit Committee of the Board of Directors. We are progressing with our changeover on schedule and are on-track to project completion in 2011. We will continue to provide quarterly and annual updates on the IFRS transition project in future filings throughout our convergence period to 2011.

Financial Reporting Expertise

We have an IFRS implementation team in place and key employees involved with the implementation have completed topic-specific training. We have implemented a comprehensive formal training program and have provided more detailed training on the application of IFRS accounting policies and the potential impact on our consolidated financial statements for the majority of key employees and senior management. We expect to complete the training program by the end of 2010. On-going training has been provided to key employees, senior management and the Audit Committee of the Board of Directors over the last two years and this training will continue to be provided in the remainder of 2010 and through 2011.

Business Activities and Key Performance Measures

We are currently assessing the impact of the IFRS transition project on our financial covenants and key ratios. We expect the transition to impact our covenants and key ratios that have an equity component.

The impact of the IFRS transition project on our financial covenants and compensation arrangements is under review. We have identified compensation arrangements that are calculated based on indicators in our financial statements. We are currently working with our Human Resources department to ensure that all compensation arrangements incorporate indicators from our financial statements prepared under IFRS in accordance with our compensation policies. We currently do not anticipate the IFRS transition project to have a significant impact on our compensation arrangements.

32	Teck Resources Limited 2010 Second Quarter Shareholder Report

Information Technology and Systems

We are continuing to assess the impact of the IFRS transition project on our information systems for the convergence and post-convergence periods. However, we currently do not anticipate significant changes to our systems arising from the transition to IFRS.

Post-Implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS throughout the implementation process (through to 2011) and later as the Roadmap for US consideration for adopting IFRS is established. We note that the standard-setting bodies that determine Canadian GAAP and IFRS have significant ongoing projects that could impact the differences between Canadian GAAP and IFRS and their impact on our financial statements. In particular, we expect that there may be additional new or revised IFRSs in relation to consolidation, joint ventures, financial instruments, hedge accounting, discontinued operations, leases and employee benefits. We also note that the International Accounting Standards Board is currently working on an extractive industries project, which could significantly impact our financial statements primarily in the areas of capitalization of exploration costs and disclosures. The IFRIC has also issued a draft interpretation on “Stripping Costs in the Production Phase of a Surface Mine.” This draft IFRIC Interpretation proposes that when the stripping activity creates a benefit of improved access to the ore to be mined for the entity and meets certain qualification criteria, the stripping costs may be capitalized. This proposal aligns with our existing accounting policy in this area under Canadian GAAP and our expected IFRS accounting policy. We have processes in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)	2010			2009				2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenues	$2,520	$2,110	$1,900	$2,167	$2,131	$1,707	$1,669	$1,600

Operating profit	1,005	741	605	777	694	636	627	190

EBITDA	912	844	1,511	1,042	1,236	1,122	709	(402)

Net earnings (loss) (note 1)	331	260	908	411	609	570	241	(607)

Earnings (loss) per share	$0.56	$0.44	$1.54	$0.70	$1.07	$1.17	$0.50	$(1.28)

Cash flow from operations	730	574	480	697	772	386	1,128	589

(1)	Attributable to common shareholders of the company.

OUTSTANDING SHARE DATA

As at October 25, 2010 there were 580,261,889 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 6,287,124 director and employee stock options outstanding with exercise prices ranging between $4.15 and $49.17 per share. More information on these instruments and the terms of their conversion is set out in Note 14 of our 2009 year end financial statements.

33	Teck Resources Limited 2010 Second Quarter Shareholder Report

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal control over financial reporting during the quarter ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, our future production, earnings and cash flow, our plans for our oil sands investments and other development projects, forecast production and operating costs, expected progress and costs of our Antamina expansion project, the sensitivity of our earnings to changes in commodity prices and exchange rates, the potential impact of transportation and other potential production disruptions, the impact of currency exchange rates, future trends for the company, progress in development of mineral properties, the benefits of our transportation agreement with Canadian Pacific Railway, transportation costs, the timing of commissioning of the Greenhills coal dryer, future production and sales volumes, future zinc ore grades at the Red Dog mine, capital expenditures and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the settlement of coal contracts with customers, access to and treatment and disposal of process water at our operations, the outcome of mine permitting currently underway, the impact of measures required to manage selenium discharges, the impact of adoption of International Financial Reporting Standards and the outcome of legal proceedings involving the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets and the future financial performance of the company. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of

34	Teck Resources Limited 2010 Second Quarter Shareholder Report

foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, and changes or further deterioration in general economic conditions.

Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2009, filed on SEDAR and on EDGAR under cover of Form 40-F.

WEBCAST

A replay of the Investor Conference Call held on October 27, 2010 to discuss the company’s Q3/2010 financial results is available, together with supporting presentation slides, at the company’s website at www.teck.com. The webcast is also available at www.earnings.com. The webcast is archived at www.teck.com.

	On behalf of the Board	,

“Donald R. Lindsay”

Vancouver, B.C.	Donald R. Lindsay
October 27, 2010	President and CEO

35	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Consolidated Statements of Earnings
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(Cdn$ in millions, except for share data)	2010	2009	2010	2009

Revenues	$2,520	$2,131	$6,530	$5,507

Operating expenses	(1,292)	(1,162)	(3,473)	(2,880)

	1,228	969	3,057	2,627
Depreciation and amortization	(223)	(275)	(706)	(670)

Operating profit	1,005	694	2,351	1,957

Other expenses
General and administration	(75)	(57)	(160)	(137)
Interest and financing (Note 9)	(136)	(172)	(439)	(481)
Exploration	(12)	(12)	(37)	(31)
Research and development	(3)	(4)	(13)	(14)
Other income (expense) (Note 10)	(201)	393	503	657

Earnings before the undernoted items	578	842	2,205	1,951

Provision for income and resource taxes	(222)	(180)	(623)	(496)

Equity loss	(1)	(60)	(4)	(78)

Earnings from continuing operations	355	602	1,578	1,377

Earnings from discontinued operations	-	26	-	86

Earnings	$355	$628	$1,578	$1,463

Attributable to:
Non-controlling interests	$24	$19	$79	$43
Shareholders of the company	331	609	1,499	1,420

Earnings per share
Basic	$0.56	$1.07	$2.54	$2.75
Basic from continuing operations	$0.56	$1.02	$2.54	$2.59

Diluted	$0.56	$1.06	$2.53	$2.75
Diluted from continuing operations	$0.56	$1.02	$2.53	$2.58

Weighted average shares outstanding (millions)	589.5	572.0	589.4	515.6

Shares outstanding at end of period (millions)	589.6	588.7	589.6	588.7

The accompanying notes are an integral part of these financial statements.

36	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended September 30		Nine months ended September 30
(Cdn$ in millions)	2010	2009	2010	2009
Operating activities
Earnings from continuing operations	$355	$602	$1,578	$1,377
Items not affecting cash
Depreciation and amortization	223	275	706	670
Provision for future income and resource taxes	41	25	113	114
Equity loss	1	60	4	78
Gain on sale of investments and assets	(142)	(2)	(857)	(224)
Foreign exchange gains	(43)	(383)	(56)	(639)
Loss on debt repurchase and accretion	404	46	455	228
Other	(21)	(39)	(38)	(3)

	818	584	1,905	1,601
Net change in non-cash working capital items	(88)	188	(121)	685
	730	772	1,784	2,286
Investing activities
Property, plant and equipment	(202)	(126)	(510)	(376)
Investments and other assets	(25)	(52)	(37)	(356)
Decrease (increase) in restricted cash	-	(165)	91	(165)
Proceeds from the sale of investments and assets	1	3	1,092	230

	(226)	(340)	636	(667)
Financing activities
Issuance of debt	1,480	-	1,503	4,462
Repayment of debt	(1,428)	(1,980)	(3,883)	(7,789)
Issuance of Class B subordinate voting shares	2	1,660	7	1,662
Dividends paid	(118)	-	(118)	-
Distributions to non-controlling interests	(9)	(4)	(56)	(25)

	(73)	(324)	(2,547)	(1,690)
Effect of exchange rate changes on cash and
cash equivalents held in US dollars	(12)	(46)	(25)	(59)

Increase (decrease) in cash and cash equivalents from continuing operations	419	62	(152)	(130)

Cash received from discontinued operations	-	270	-	362

Increase (decrease) in cash and cash equivalents	419	332	(152)	232

Cash and cash equivalents at beginning of period	758	750	1,329	850

Cash and cash equivalents at end of period	$1,177	$1,082	$1,177	$1,082
Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these financial statements.

37	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	September 30,	December 31,
(Cdn$ in millions)	2010	2009

ASSETS

Current assets
Cash and cash equivalents	$1,177	$1,329
Restricted cash	-	91
Accounts and settlements receivable and other	1,221	881
Inventories	1,391	1,375

	3,789	3,676

Investments (Note 3)	1,325	1,252

Property, plant and equipment	21,743	22,426

Other assets (Note 4)	903	857

Goodwill	1,652	1,662

	$29,412	$29,873

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$1,409	$1,252
Current portion of long-term debt (Note 5)	323	1,121

	1,732	2,373

Long-term debt (Note 5)	5,620	6,883

Other liabilities (Note 6)	1,015	1,029

Future income and resource taxes	5,113	5,007

Equity
Attributable to shareholders of the company	15,824	14,487
Attributable to non-controlling interests	108	94

	15,932	14,581

	$29,412	$29,873

Contingencies (Note 14)
Subsequent events (Note 5(c))

The accompanying notes are an integral part of these financial statements.

38	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Consolidated Statements of Equity
(Unaudited)

	September 30,	December 31,
(Cdn$ in millions)	2010	2009

Share capital
Class A common shares	$7	$7
Class B subordinate voting shares	6,760	6,750

	6,767	6,757

Contributed surplus	91	85

Non-controlling interests	108	94

Accumulated comprehensive income attributable to the shareholders of the company
Retained earnings at beginning of year	7,307	5,476
Earnings	1,499	1,831
Dividends declared	(118)	-

Retained earnings at end of period	8,688	7,307

Accumulated other comprehensive income (Note 8)	278	338

	8,966	7,645

	$15,932	$14,581

The accompanying notes are an integral part of these financial statements.

39	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(Cdn$ in millions)	2010	2009	2010	2009

Earnings	$355	$628	$1,578	$1,463

Other comprehensive income (loss) in the period
Currency translation adjustments:
Unrealized losses on translation of self-sustaining
foreign subsidiaries	(178)	(461)	(119)	(737)
Foreign exchange differences on debt designated as
hedge of self-sustaining foreign subsidiaries (net of tax of $(22), $(54), $(14) and $(92) respectively)	156	402	103	634
Losses reclassified to net earnings on realization	-	26	-	26

	(22)	(33)	(16)	(77)
Available-for-sale instruments:
Unrealized gains (net of taxes of $(11), $(3), $(12) and $(10) respectively)	96	21	87	81
Gains reclassified to earnings on realization (net of taxes of $17, nil, $17 and $2 respectively)	(116)	(1)	(119)	(10)

	(20)	20	(32)	71
Derivatives designated as cash flow hedges:
Unrealized gains (net of taxes of $(4), $(22), nil and $(10) respectively)	10	45	-	13
Losses (gains) reclassified to earnings on realization (net of taxes of $1, $3, $5 and $(26) respectively)	(1)	(2)	(14)	47
	9	43	(14)	60

Total other comprehensive income (loss)	(33)	30	(62)	54

Total comprehensive income	$322	$658	$1,516	$1,517

Other comprehensive income (loss) attributable to:
Non-controlling interests	$(2)	$(9)	$(2)	$(12)
Shareholders of the company	(31)	39	(60)	66

	$(33)	$30	$(62)	$54

Comprehensive income attributable to:
Non-controlling interests	$22	$10	$77	31
Shareholders of the company	300	648	1,439	1,486

	$322	$658	$1,516	$1,517

The accompanying notes are an integral part of these financial statements.

40	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PRESENTATION

Our interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) using standards for interim financial statements and do not contain all of the information required for annual financial statements. Our statements follow the same accounting policies and methods of application as our most recent annual financial statements, except as described in Note 2. Accordingly, they should be read in conjunction with our most recent annual financial statements. All dollar amounts are disclosed in Canadian currency unless otherwise noted.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

2.	ADOPTION OF NEW ACCOUNTING STANDARDS

Business Combinations and Related Sections

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 1582 “Business Combinations” to replace Section 1581. Prospective application of the standard is effective January 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards (“IFRS”). The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests,” which replace Section 1600 “Consolidated Financial Statements.” Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. These standards are effective January 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations.” We have chosen to early adopt Sections 1582, 1601 and 1602 effective January 1, 2010. As a result, non-controlling interests have been presented within shareholders’ equity on the balance sheet. The non-controlling interests in income are no longer deducted in arriving at consolidated net earnings. Consolidated other comprehensive income and consolidated comprehensive income have been attributed to equity shareholders of the company and non-controlling interests. There is no effect from adoption on previous business combinations.

41	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

3.	INVESTMENTS

September 30,		December 31,
(Cdn$ in millions)	2010	2009

Available-for-sale investments:
Marketable securities	$283	$241
Other	17	4
Held for trading investments:
Warrants	2	2

	302	247
Investments accounted for under the equity method:
Fort Hills Energy Limited Partnership (20% interest)	706	704
Galore Creek Partnership (50% interest)	308	301
Other	9	-
	1,023	1,005

	$1,325	$1,252

4.	OTHER ASSETS

	September 30,	December 31,
(Cdn$ in millions)	2010	2009

Pension assets	$251	$245
Future income and resource tax assets	284	259
Derivative assets, net of current portion of $27 million (2009 - $41 million)	115	95
Long-term deposits and receivables	185	189
Other	68	69

	$903	$857

42	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

5.	DEBT

(Cdn$ in millions)	September 30,	December 31,
	2010	2009

Term facility (b)	$-	$2,443
7.0% notes due September 2012 (US$200 million)	205	209
9.75% notes due May 2014 (US$715 million) (c)	688	1,280
5.375% notes due October 2015 (US$300 million)	307	313
10.25% notes due May 2016 (US$860 million) (c)	820	1,025
3.85% notes due August 2017 (US$300 million) (d)	302	-
10.75% notes due May 2019 (US$1,557 million) (c)	1,505	1,799
4.5% notes due January 2021 (US$500 million) (d)	509	-
6.125% notes due October 2035 (US$700 million)	704	719
6.0% notes due August 2040 (US$650 million) (d)	666	-
Antamina senior revolving credit facilities due August 2012 and April 2015	118	97
Other	119	119

	5,943	8,004

Less current portion of long-term debt	(323)	(1,121)

	$5,620	$6,883

a)
Since December 31, 2009 there have been several changes to our credit ratings and outstanding debt. Our current credit ratings are Baa3 with a positive outlook from Moody’s, BBB with a stable outlook from Standard & Poor’s, BBB (low) with a positive trend from Dominion Bond Rating Service, and BBB- with a stable outlook from Fitch Ratings. With these ratings, certain restrictive covenants under the 9.75%, 10.25% and 10.75% notes were suspended and the senior secured pledge bonds that secured our notes and the guarantees and liens supporting those pledge bonds were released.

b)	During the first two quarters of 2010 we repaid the outstanding balance of the term facility.

c)	Notes Repurchased

During the third quarter, we repurchased and cancelled US$1,093 million aggregate principal amount of outstanding notes pursuant to two tender offers, the second of which expired in October 2010. The notes repurchased and cancelled were comprised of US$600 million of the 9.75% notes due 2014, US$200 million of the 10.25% notes due 2016 and US$293 million of the 10.75% notes due 2019. The total payment, including the premium for the repurchase, was US$1,359 million.

Upon closing of the second tender offer in October, 2010 a further US$250 million of the 10.75% notes due 2019 were repurchased and cancelled with a total payment, including the premium for the repurchase, of US$315 million.

43	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

5.	DEBT, continued

d)	Notes Issued

In August, 2010, we issued US$300 million of senior unsecured notes due August 2017 and US$450 million of senior unsecured notes due August, 2040. The 2017 notes bear interest at the rate of 3.85% per annum and were issued at 99.952% of face value. The 2040 notes bear interest at the rate of 6.00% per annum, were issued at 99.821% of face value and are callable at 100% at any time on or after February 15, 2040. Net proceeds from these two issues were US$743 million after underwriting discounts and issue costs.

In September, 2010, we issued US$500 million of senior unsecured notes due January, 2021 and US$200 million of senior unsecured notes due August, 2040. The 2021 notes bear interest at the rate of 4.50% per annum, were issued at 99.975% of face value and are callable at 100% at any time on or after October 15, 2020. The 2040 notes bear interest at the rate of 6.00% per annum, were issued at 101.832% of face value and are an additional issuance of, and will be consolidated and form a single series with, the 6.00% notes due 2040 that we issued in August. Net proceeds from these two issues were US$699 million after underwriting discounts and issue costs.

The net proceeds from the notes issued were used to finance the tender offers described in note 5(c).

6.	OTHER LIABILITIES

	September 30,	December 31,
(Cdn$ in millions)	2010	2009

Asset retirement obligations	$551	$532
Other environmental and post-closure costs	72	87
Pension and other employee future benefits	336	320
Long-term contractual obligations	21	33
Derivative liabilities (net of current portion of $22 million (2009 - $33 million))	9	37
Other	26	20

	$1,015	$1,029

7.	SHAREHOLDERS’ EQUITY

a)	Stock-based Compensation

During the first quarter of 2010, we granted 1,289,600 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $35.54, a term of 10 years and vest in equal amounts over 3 years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $11.81 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 6 years, a risk-free interest rate of 2.54%, a dividend yield of 2.1% and an expected volatility of 37%.

44	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.	SHAREHOLDERS’ EQUITY, continued

During the first three quarters of 2010, we issued 529,681 deferred and restricted share units to employees and directors. Deferred and restricted share units issued vest immediately for directors and vest in 3 years for employees. The total number of deferred and restricted share units outstanding at September 30, 2010 was 4,073,273.

Stock-based compensation expense of $53 million (2009 - $61 million) was recorded for the nine months ended September 30, 2010 in respect of all outstanding share options and units.

b)	Dividends

An eligible dividend of $0.20 per share was declared payable to shareholders of record on June 16, 2010 and paid on July 2, 2010.

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	September 30,	December 31,
(Cdn$ in millions)	2010	2009

Accumulated other comprehensive income at beginning of period	$312	$263
Other comprehensive income (loss) for the period	(33)	78

Accumulated other comprehensive income at end of period	$279	$341

The components of accumulated other comprehensive income are:

	September 30,	December 31,
(Cdn$ in millions)	2010	2009

Currency translation adjustment	$209	$225
Unrealized gains on investments (net of tax of $(8) and $(13))	69	101
Unrealized gains on cash flow hedges (net of tax of $(1) and $(6))	1	15

	$279	$341

Accumulated other comprehensive income attributable to:
Non-controlling interests	$1	$3
Shareholders of the company	278	338

	$279	$341

45	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

9.	INTEREST AND FINANCING COSTS

	Three months ended September 30		Nine months ended September 30
(Cdn$ in millions)	2010	2009	2010	2009

Interest expense	$132	$175	$425	$446
Amortization of financing fees	4	8	14	66
Less amounts capitalized	-	(11)	-	(31)

	$136	$172	$439	$481

10.	OTHER INCOME (EXPENSE)

	Three months ended September 30		Nine months ended September 30
(Cdn$ in millions)	2010	2009	2010	2009

Gain on sale of investments and assets	$142	$2	$857	$224
Foreign exchange gains	26	356	41	601
Interest income	1	1	5	7
Debt repurchase premium and refinancing fees	(400)	(38)	(441)	(162)
Derivative gains (losses)	61	22	80	(56)
Reclamation for closed properties	(2)	(3)	(12)	(6)
Settlement of coal contracts	-	56	-	56
Other	(29)	(3)	(27)	(7)

	$(201)	$393	$503	$657

11.	EMPLOYEE FUTURE BENEFITS EXPENSE

	Three months ended September 30		Nine months ended September 30
(Cdn$ in millions)	2010	2009	2010	2009

Pension plans	$20	$20	$63	$55
Post-retirement benefit plans	8	7	22	20

	$28	$27	$85	$75

46	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

12.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended September 30		Nine months ended September 30
(Cdn$ in millions)	2010	2009	2010	2009

Income and resource taxes paid (received), net	$122	$129	$424	$(697)

Interest paid	$42	$54	$335	$290

47	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

13.	ACCOUNTING FOR FINANCIAL INSTRUMENTS

Our derivative positions at September 30, 2010 are as follows:

a)	Forward sales and purchase contracts and interest rate swaps

	2010	2011	2012	2013	Total	Fair Value Asset (Liability)
						(Cdn$ in millions)
Zinc (millions of lbs)
Fixed forward sales contracts	14	57	-	-	71
Average price (US$/lb)	0.67	0.63	-	-	0.64	$(27)

Zinc (millions of lbs) (i)
Fixed forward purchase contracts	23	59	-	-	82
Average price (US$/lb)	0.88	0.89	-	-	0.89	10

Lead (millions of lbs)
Fixed forward sales contracts	19	4	-	-	23
Average price (US$/lb)	0.99	0.96	-	-	0.98	-

Lead (millions of lbs)
Fixed forward purchase contracts	47	-	-	-	47
Average price (US$/lb)	0.93	-	-	-	0.93	4

Interest rate swap (millions of US$)
7% fixed rate swapped to LIBOR plus 2.14%	-	-	100	-	100	9
LIBOR plus 0.21% swapped to 5.42% fixed rate	-	-	10	-	10	(1)

US dollars (millions of $)
Forward sales contracts	-	-	3	6	9
Average rate (CLP/US$)	-	-	551	644	613	3

US dollars (millions of US$)
Forward sales contracts	348	-	-	-	348
Average rate C$/US$	1.04	-	-	-	1.04	3
						$1

i.
From time-to-time, certain customers purchase refined metal products at fixed forward prices from our smelter and refinery operations. The forward purchase commitments for these metal products are matched to these fixed price sales commitments to customers. As at September 30, 2010, 71 million pounds of zinc forward purchase contracts were offsetting positions to 71 million pounds of zinc forward sales contracts remaining from the Aur acquisition in 2007.

48	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

13.	ACCOUNTING FOR FINANCIAL INSTRUMENTS, continued

b)	Pricing Adjustments

Sales of metals in concentrates are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of our receivable will vary as prices for the underlying commodities vary in the metal markets. The net income impact of gains and losses on these financial instruments is mitigated by smelter price participation, royalty interests, taxes and non-controlling interests.

c)	Prepayment Rights On Notes Due 2016 and 2019

Our prepayment rights in our 2016 and 2019 notes (Note 5) are considered embedded derivatives that require separate accounting. These prepayment rights are fair valued at each reporting period based on current market interest rates for similar instruments and our credit spread and we have recorded a gain in other income of $58 million in the current quarter based on this appreciation in value.

14.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at September 30, 2010, or with respect to future claims, cannot be predicted with certainty. Significant commitments and contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

a)	Upper Columbia River Basin (Lake Roosevelt)

Teck American continued studies under the 2006 settlement agreement with the US Environmental Protection Agency (“EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State. Surface water sampling efforts are complete, as are fish tissue analyses and the first phase of beach sediment sampling. Additional sampling of the remaining beaches in the reservoir and a study regarding the early life stages of White Sturgeon are in progress.

Discovery and motion proceedings continue in the Lake Roosevelt litigation in the Federal District Court for the Eastern District of Washington. The first phase of the case, dealing with liability under CERCLA for cost recovery and natural resource damages, is scheduled to be tried in June 2011.

49	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

14.	CONTINGENCIES, continued

b)	Red Dog Mine Permits

In December 2009, the State of Alaska issued a certification under Section 401 of the US Clean Water Act of the NPDES Permit to be issued by the United States Environmental Protection Agency (“EPA”). In January 2010, the EPA released the Aqqaluk Supplemental Environmental Impact Statement (“SEIS”) and, simultaneously, issued a new water discharge permit for the mine under the National Pollutant Discharge Elimination System (“NPDES”). As a result of an appeal of the State Section 401 Certification, the conditions of the new permit governing effluent limitations for lead, selenium, zinc, cyanide and total dissolved solids (“TDS”) were stayed pending resolution of the appeal by the Environmental Appeal Board ("EAB"). In March 2010, those limitations were withdrawn by the EPA to allow them additional time to consider arguments raised by the appeal and to discuss these issues with the State of Alaska. We are in discussions with the State and EPA regarding reinstatement of the withdrawn limits. Until a permit with attainable limits is issued, the corresponding provisions of our existing permit will remain in effect. The existing permit contains an effluent limitation for TDS that the mine cannot meet. The mine will however discharge water in accordance with limits found in the SEIS to be fully protective of the environment and which are consistent with the court-imposed interim discharge limits already applicable to the mine under a 2008 settlement agreement.

We continue to work with regulators to finalize a renewed water discharge permit for Red Dog. We believe that the regulatory process has been appropriate and robust and that a permit with appropriate effluent limitations will ultimately be issued. Nonetheless, there can be no assurance that further appeals or permit uncertainty will not give rise to liability or impede mining activities, or that permit conditions that ultimately issue will not impose significant costs on the Red Dog operation.

50	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

15.	SEGMENTED INFORMATION

We have five reportable segments: copper, coal, zinc, energy and corporate based on the primary products we produce or are developing. Prior year comparatives have been restated to conform to current year presentation. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units.

Other corporate income (expense) includes general and administrative costs, research and development and other income (expense).

	Three months ended September 30, 2010
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segmented revenues	$639	$1,150	$790	$-	$-	$2,579
Less inter-segment revenues	-	-	(59)	-	-	(59)

Revenues	639	1,150	731	-	-	$2,520

Operating profit	310	491	204	-	-	1,005
Interest and financing	(1)	(1)	-	-	(134)	(136)
Exploration	(5)	-	(3)	-	(4)	(12)
Other corporate income (expense)	(1)	(4)	(6)	-	(268)	(279)

Earnings before taxes, equity
earnings and discontinued
operations	303	486	195	-	(406)	578

Capital expenditures	71	99	25	4	3	202

	Three months ended September 30, 2009
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segmented revenues	$642	$869	$679	$-	$-	$2,190
Less inter-segment revenues	-	-	(59)	-	-	(59)

Revenues	642	869	620	-	-	$2,131

Operating profit	298	236	160	-	-	694
Interest and financing	-	(1)	-	-	(171)	(172)
Exploration	(9)	-	(2)	-	(1)	(12)
Other corporate income (expense)	1	-	(22)	-	353	332

Earnings before taxes, equity
earnings and discontinued operations	290	235	136	-	181	842

Capital expenditures	74	27	16	7	2	126

51	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

15.	SEGMENTED INFORMATION, continued

	Nine months ended September 30, 2010
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segmented revenues	$1,758	$3,136	$1,789	$-	$-	$6,683
Less inter-segment revenues	-	-	(153)	-	-	(153)

Revenues	1,758	3,136	1,636	-	-	$6,530

Operating profit	833	1,146	372	-	-	2,351
Interest and financing	(3)	(3)	-	-	(433)	(439)
Exploration	(18)	-	(9)	-	(10)	(37)
Other corporate income (expense)	2	23	640	-	(335)	330

Earnings before taxes, equity
earnings and discontinued operations	814	1,166	1,003	-	(778)	2,205

Capital expenditures	253	189	55	5	8	510

Total assets	7,347	16,153	2,911	1,082	1,919	29,412

	Nine months ended September 30, 2009
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segmented revenues	$1,497	$2,697	$1,462	$-	$-	$5,656
Less inter-segment revenues	-	-	(149)	-	-	(149)

Revenues	1,497	2,697	1,313	-	-	$5,507

Operating profit	639	1,059	259	-	-	1,957
Interest and financing	(4)	(2)	-	-	(475)	(481)
Exploration	(24)	-	(4)	-	(3)	(31)
Other corporate income (expense)	(56)	-	(51)	-	613	506

Earnings before taxes, equity
earnings and discontinued
operations	555	1,057	204	-	135	1,951

Capital expenditures	238	47	31	56	4	376

Total assets	7,750	17,776	2,830	1,136	419	29,911

16.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

52	Teck Resources Limited 2010 Second Quarter Shareholder Report

Form 52-109F2 – Certification of Interim Filings – Full Certificate

I, Donald R. Lindsay, President and Chief Executive Officer of Teck Resources Limited, certify that:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Teck Resources Limited (the “issuer”) for the interim period ended September 30, 2010.

2.
No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility:  The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a.	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1  Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission.

5.2 ICFR—material weakness relating to design: N/A.

5.3 Limitation on scope of design: N/A.

6.
Reporting changes in ICFR:  The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2010 and ended on September 30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:	October 27, 2010

”Donald R. Lindsay”
Donald R. Lindsay
President and Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings – Full Certificate

I, Ronald A. Millos, Chief Financial Officer of Teck Resources Limited, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Teck Resources Limited (the “issuer”) for the interim period ended September 30, 2010.

2.
No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility:  The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a.	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1  Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission.

5.2 ICFR—material weakness relating to design: N/A.

5.3 Limitation on scope of design: N/A.

6.
Reporting changes in ICFR:  The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2010 and ended on September  30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:	October 27, 2010

”Ronald A. Millos”
Ronald A. Millos
Chief Financial Officer